SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CAAS Av. Presidente Vargas, 409 –13º and. 22210-030 Rio de Janeiro - RJ Phone.: (21) 2514-5641

CERTIFICATE OF THE MINUTES OF THE EIGHT HUNDRED AND SIXTH MEETING OF THE

BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no.00001180/0001-26

It is hereby certified, for the due purposes, that on May 25, 2018, at 9 a.m. the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras met at the Central Office of the Company, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro - RJ. The meeting was chaired by Chairman JOSÉ GUIMARÃES MONFORTE and the following directors were also present WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO, CARLOS EDUARDO RODRIGUES PEREIRA, MANOEL ARLINDO ZARONI TORRES, MAURO GENTILE RODRIGUES DA CUNHA, ELVIRA BARACUHY CAVALCANTI PRESTA and ARIOSTO ANTUNES CULAU, the latter, by videoconference. Decision:: DEL-124/2018. Approval of the Eletrobras Disposal Asset Plan of Eletrobras System and other management actions necessary for the sale of the equity interests in SPE. RES-377, of 05.21.2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, endorsing the Board of Executive Officers' decision, and based on the documents below, DELIBERATED: ➢ Report to the Executive Board nº PR-202, of 05.21.2018; ➢ Executive Summary no. PRG-004, of 5.22.2018; 1. to approve the Plan for Disposal of Assets of the Eletrobras System - SPE; 2. To determine that the Compliance, Financial, Transmission and Generation Officers and the Presidency take the necessary steps to designate at least one representative as the holder and one alternate to constitute the Alienation Commission to be approved at the next meeting of the Executive Board; 3. To approve the delegation of powers so that the Board of Executive Officers practices the following acts related to the sale of the equity interests in SPE: i. to sign the sales power of attorneys, letters and other documents necessary for the sale of the equity interests in SPE owned by the controlled companies, object of the payment in kind to Eletrobras; ii. to sign the power of attorneys, letters and other documents necessary to allow the joint sale of the equity interests of the current shareholders of the SPE that wish to sell their interests with Eletrobras; iii. disclose a market announcement including the Minimum Prices, as well as other information relevant to the auction before the publication of the call notice; iv. approve the call notice of the auction under the terms of the Plan for Disposal of Assets of the Eletrobras System - SPE; v. allow the access of qualified tenderers to the Virtual Information Room (data room) prior to publication of the call notice; vi. adjust, where necessary, the timing of the process of disposing of the equity interests; 4. to determine that the Compliance (DC), the Financial and Investor Relations (DF), the Transmission (DT), the Generation (DG) Officers, the Presidency - PR, the Governing Body of the Board of Directors - CAAS and the General Secretariat - PRGS, each within its scope of action, to adopt the measures necessary to comply with this Resolution. This extract is certified and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Board of Directors of Eletrobras, who wrote it.

Rio de Janeiro, June 06, 2018..

BRUNO KLAPPER LOPES
Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.